April 16, 2010
Alison White
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN:    Document Control — EDGAR
RE:	Seligman Portfolios, Inc.
     Seligman Capital Portfolio
     Seligman Common Stock Portfolio
     Seligman Communications and Information Portfolio
     Seligman Global Technology Portfolio
     Seligman International Growth Portfolio
     Seligman Investment Grade Fixed Income Portfolio
     Seligman Large-Cap Value Portfolio
     Seligman Smaller-Cap Value Portfolio

Post-Effective Amendment No. 44
File No. 033-15253 / 811-05221
Dear Ms. White:
This letter responds to your comments received on April 12, 2010 with respect to the registration statement for Seligman Portfolios, Inc. (the Registrant), filed March 1, 2010 on behalf of the above named funds (the Funds) on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933 (the “filing”).
This letter also responds comments received on April 8, 2010, from Mr. Mark Cowen with respect to the filing. Mr. Cowan’s comments with regards to the filing consisted of Comment 12 and a comment that was materially identical to Comment 3, which was received from Ms. White.
COMMENT 1. For the tables of Annual Fund Operating Expenses that include footnote (a), please confirm that the expense information in the table has been restated to reflect current fees, meaning either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year not including a decrease in expenses due to economies of scale or breakpoints in fee arrangements.
RESPONSE:	The expense information in the tables has been restated for each of the Funds to reflect the change in the management fee and administrative services fee that became effective May 11, 2009.

COMMENT 2. In the preamble to the expense example, please remove the statement that the example includes contractual commitments to waive fees and reimburse expenses expiring as indicated.
RESPONSE:	The statement is included in the preamble to the expense example in connection with our response to prior comment from the Staff on other funds within the fund complex to clarify that the amounts shown in the example of fund expenses table reflect any expense reimbursement or fee waiver arrangement only for the period(s) for which such arrangement is expected to continue. In order to be consistent across funds within the complex, we respectfully submit that such language will be retained for the Funds.
COMMENT 3. In the table of Average Annual Total Returns, please move the language that appears in the footnote regarding the change of index to the preamble to the bar graph and table.
RESPONSE:	The disclosure will be so revised.
COMMENT 4. In the table of Average Annual Total Returns, please include that the returns for the indexes include no deduction for taxes.
RESPONSE:	The disclosure will be so revised.
COMMENT 5. Identify whether the returns for the broad-based securities market indexes are calculated net of taxes and if so, explain why it is appropriate to do so.
RESPONSE:	The returns for each of the broad-based securities market indexes reflect gross returns.
COMMENT 6. For the Lipper indexes which contain the parenthetical “(reflects no deduction for fees)”, explain the fees that are not reflected.
RESPONSE:	The returns for the Lipper indexes do not reflect any deduction for any sales charges, redemption fees, exchange fees or maximum account fees, as applicable.
COMMENT 7. In the Tax Information that appears in the Summary section, please consider referring investors to the contract prospectus for additional information.
RESPONSE:	The disclosure will be so revised to include the following:

“Federal income taxation of subaccounts, life insurance companies and annuity contracts or life insurance policies is discussed in your annuity contract or life insurance policy prospectus.”

COMMENT 8. In the disclosure regarding short-term or excessive trading, please describe any agreements with participating insurance companies pursuant to Rule 22c-2 of the Investment Company Act of 1940.
RESPONSE:	The disclosure relating to short-term or excessive trading will be revised to include the following (additional non-material revisions to this section will include defining the term “TPA”):

As required by SEC rules, the Fund has entered into agreements with participating insurance companies and TPAs (each, a Sponsoring Entity) whereby the Fund or its agents may require a Sponsoring Entity to provide individual account level information about you and your trading activities in the Fund. If the Fund detects market timing activities at the omnibus level, the Fund may require the Sponsoring Entity to take actions to curtail the activity, which may include restricting your trading activity in the Fund.
COMMENT 9. On the back cover, state that the Fund makes its SAI and annual and semi-annual reports available, free of charge, on or through the Fund’s web site at a specified internet address. If the Fund does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so.
RESPONSE:	The disclosure will be revised to state that the Fund makes its SAI and annual and semi-annual reports available, free of charge, at seligman.com.
COMMENT 10. In the SAI disclosure of the Board Members and Officers, please add a preamble to the professional background table that appears on page 21 describing what is shown and for what purpose.
RESPONSE:	The following disclosure appears immediately before the professional background table as a new paragraph. The Registrant believes this disclosure adequately describes what is shown in the table and for what purpose.

“The Board believes that the Funds are well-served by a board the membership of which consists of persons that represent a broad mix of professional and personal backgrounds. In considering nominations, the Committee takes the following matrix into account in assessing how a candidate’s professional background would fit into the mix of experiences represented by the then-current Board.”

COMMENT 11. In the Part C, please include actual rather than “form of” agreements where required.
RESPONSE:	Each of the exhibits identified as “forms of” in the registration statement reflect the “as-executed” versions in all material respects.
COMMENT 12.
A.	Seligman Investment Grade Fixed Income Portfolio. Please include risks specific to investing in mortgage-backed securities (collateralized mortgage obligations and mortgage pass-through securities). Andrew is confirming with Mark, we will make the change but we will not respond to this comment via correspondence. The comment will be deleted.
RESPONSE:	The following risk disclosure will be added for the above-named funds:

Mortgage-Related and Other Asset-Backed Risk. Mortgage-related and other asset-backed securities are subject to certain additional risks. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if a Fund holds mortgage-related securities, it may exhibit additional volatility. This is known as extension risk. In addition, adjustable and fixed rate mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner.
B.	Seligman Large Cap Value Portfolio and Seligman Small Cap Value Portfolio. Please include risks specific to stocks of “value” companies. Andrew is confirming with Mark, we will make the change but we will not respond to this comment via correspondence. The comment will be deleted.
RESPONSE:	The following risk disclosure will be added for the above-named funds:

Value Securities Risk. Value securities involve the risk that they may never reach what the investment manager believes is their full market value either because the market fails to recognize the stock’s intrinsic worth or the investment manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund’s performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

COMMENT 13. Please include representation acknowledging that the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE:	The Registrant agrees to make such representations.
Staff had no additional comments.
     In connection with the filing listed above, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,
/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel Ameriprise Financial, Inc.